EXHIBIT 99.1

NUMBER OF SHARES AND VOTING RIGHTS OF INNATE PHARMA AS AT NOVEMBER 1, 2019

NUMBER OF SHARES AND VOTING RIGHTS OF INNATE PHARMA AS AT NOVEMBER 1, 2019

Marseille, France, November 6, 2019, 7:00 AM CET

Pursuant to the article L. 233-8 II of the French « Code de Commerce » and the article 223-16 of the French stock-market authorities (Autorité des Marchés Financiers, or “AMF”) charter, Innate Pharma SA (the “Company” - Euronext Paris: FR0010331421 – IPH; Nasdaq: IPHA) releases its total number of shares outstanding as well as its voting rights as at November 1, 2019:

Total number of shares outstanding:	78,560,464 ordinary shares
6,931 Preferred Shares 2016 7,581 Preferred Shares 2017
Total number of theoretical voting rights (1): Total number of exercisable voting rights (2):	78,568,045 78,549,288

(1) The total number of theoretical voting rights (or “gross” voting rights) is used as the basis for calculating the crossing of shareholding thresholds. In accordance with Article 223-11 of the AMF General Regulation, this number is calculated on the basis of all shares to which voting rights are attached (ordinary shares and Preferred Shares 2017), including shares whose voting rights have been suspended.

(2) The total number of exercisable voting rights (or ”net” voting rights) is calculated without taking into account the shares held in treasury by the Company, with suspended voting rights. It is released so as to ensure that the market is adequately informed, in accordance with the recommendation made by the AMF on July 17, 2007.

About Innate Pharma:

Innate Pharma is a commercial stage oncology-focused biotech company dedicated to improving treatment and clinical outcomes for patients through therapeutic antibodies that harness the immune system to fight cancer.

Innate Pharma’s commercial-stage product, Lumoxiti, in-licensed from AstraZeneca, was approved by the FDA in September 2018. Lumoxiti is a first-in class specialty oncology product for hairy cell leukemia (HCL). Innate Pharma’s broad pipeline of antibodies includes several potentially first-in-class clinical and preclinical candidates in cancers with high unmet medical need.

Innate Pharma has been a pioneer in the understanding of NK cell biology and has expanded its expertise in the tumor microenvironment and tumor-antigens, as well as antibody engineering. This innovative approach has resulted in a diversified proprietary portfolio and major alliances with leaders in the biopharmaceutical industry including Bristol-Myers Squibb, Novo Nordisk A/S, Sanofi, and a multi-products collaboration with AstraZeneca.

Innate Pharma is a public company listed in compartment B of Euronext’s regulated market in Paris (Euronext: IPH - ISIN: FR0010331421) and in the Nasdaq Global Select Market (Nasdaq: IPHA).

Disclaimer:

This press release contains certain forward-looking statements, including those within the meaning of the Private Securities Litigation Reform Act of 1995.The use of certain words, including “believe,” “potential,” “expect” and “will” and similar expressions, is intended to identify forward-looking statements. Although the company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including related to safety, progression of and results from its ongoing and planned clinical trials and preclinical studies, review and approvals by regulatory authorities of its product candidates, the Company’s commercialization efforts and the Company’s continued ability to raise capital to fund its development. For an additional discussion of risks and uncertainties which could cause the company's actual results, financial condition, performance or achievements to differ from those contained in the forward-looking statements, please refer to the Risk Factors (“Facteurs de Risque") section of the Universal Registration Document filed with the French Financial Markets Authority (“AMF”), which is available on the AMF website http://www.amf-france.org or on Innate Pharma’s website, and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s final prospectus dated October 16, 2019, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public, by the Company.

This press release and the information contained herein do not constitute an offer to sell or a solicitation of an offer to buy or subscribe to shares in Innate Pharma in any country.

For additional information, please contact:

Investor relations Innate Pharma Danielle Spangler Tel.: +1 917 499 6240 Danielle.Spangler@innate-pharma.fr Jérôme Marino Tel.: +33 (0)4 30 30 30 30 investors@innate-pharma.com	Media Innate Pharma Tracy Rossin (Global/US) Tel.: +1 240 801 0076 Tracy.Rossin@innate-pharma.com ATCG Press Marie Puvieux (France) Tel.: +33 (0)9 81 87 46 72 innate-pharma@atcg-partners.com

Attachment

  191028_IPH_number_of_shares_as_at_nov-1-2019 (https://ml.globenewswire.com/Resource/Download/a8275f26-56f3-4bb1-8c7a-b3eeeb42cd8c)